

Mail Stop 3561

November 7, 2017

Jeff Rogers
Chief Executive Officer
Universal Logistics Holdings, Inc.
12755 E. Nine Mile Road
Warren, Michigan 48089

Re: **Universal Logistics Holdings, Inc.**
            Registration Statement on Form S-3
            Filed October 30, 2017
            File No. 333-221215

Dear Mr. Rogers:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please confirm your understanding that we will not be in a position to accelerate the effectiveness of your registration statement on Form S-3 until all outstanding comments regarding your Form 10-K for the fiscal year ended December 31, 2016 have been resolved. In addition, to the extent that any comments related to our review of your Form 10-K apply to disclosure in your registration statement, please make corresponding revisions to all affected disclosure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3217 with any other questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor
Office of Transportation and Leisure

cc: Courtney C. Crouch, III
       Mitchell, Williams, Selig, Gates & Woodyard, PLLC